Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Jonathan Birt Ph: 212-850-5664 or 44-20-7269-7205 Niamh Lyons Ph: 353-1-663-3602

ELAN REPORTS THIRD QUARTER 2008 FINANCIAL RESULTS

Dublin, Ireland, October 23, 2008 - Elan Corporation, plc today announced its third quarter 2008 financial results and provided a business update. Commenting on Elan’s business, Kelly Martin, Elan’s president and chief executive officer, said, “This quarter’s results demonstrate continued focus on execution. The brief overview presentation of the Phase II data for bapineuzumab at the International Conference on Alzheimer’s Disease (ICAD) and the emergence of two confirmed cases of progressive multifocal leukoencephalopathy (PML) with Tysabri have contributed to increased volatility in our equity value and a change in the risk perception of Elan within the marketplace. We have incorporated these events into our plans and activities – sharing relevant medical information with regulatory agencies, treating physicians and their patients to continue to responsibly advance our programs. Our energies and investments have been and will continue to be channeled to grow Tysabri and to advance our pipeline. Tangible progress will assist in addressing the perceptions of risk and allow volatility of our equity to reduce over time.”

Commenting on Elan’s third quarter financial results, Shane Cooke, Elan’s executive vice president and chief financial officer said, “We are pleased to report a robust financial performance with revenues increasing by 53%, compared to revenues in the third quarter of 2007, and Adjusted EBITDA losses reduced to almost breakeven levels at $1.6 million for the quarter. This strong revenue growth, together with an increased investment in R&D associated with the advancement of our Alzheimer’s clinical development programs, led to a decrease of 4% in the net loss for the quarter.  The increases in revenue and improvement in related margins was driven by the continued growth of Tysabri, which generated in-market sales of $237.0 million on a worldwide basis this quarter. Tysabri is fast approaching blockbuster status, defined in the industry as revenues exceeding $1 billion on an annual run-rate basis.”

Mr. Cooke added, “For the remainder of the year, Elan is on track to record revenues approaching $1 billion and Adjusted EBITDA losses of less than $50 million for the full year 2008 as we continue to invest in our strategic portfolio of potential Alzheimer’s products.”

Unaudited Consolidated U.S. GAAP Income Statement Data

Three Months Ended September 30			Nine Months Ended September 30
2007 U.S.$m	2008 U.S.$m		2007 U.S.$m	2008 U.S.$m
		Revenue (see page 7)
171.5	266.4	Product revenue	521.9	715.4
5.1	3.7	Contract revenue	19.2	15.0
176.6	270.1	Total revenue	541.1	730.4
84.6	134.1	Cost of goods sold	240.1	366.9
92.0	136.0	Gross margin (see page 12)	301.0	363.5

		Operating Expenses (see page 12)
82.3	77.5	Selling, general and administrative	261.0	226.3
59.0	90.0	Research and development	180.0	244.7
14.3	7.8	Other net charges	81.4	13.4
155.6	175.3	Total operating expenses	522.4	484.4
(63.6)	(39.3)	Operating loss	(221.4)	(120.9)

		Net Interest and Investment Gains and Losses (see page 13)
26.8	32.9	Net interest expense	79.6	100.9
(0.2)	8.2	Net investment (gains)/losses	(1.5)	11.0
—	—	Net charge on debt retirement	18.8	—
26.6	41.1	Net interest and investment gains and losses	96.9	111.9

(90.2)	(80.4)	Net loss from continuing operations before tax	(318.3)	(232.8)
(2.8)	3.1	Provision for/(benefit from) income taxes	3.2	7.7
(87.4)	(83.5)	Net loss	(321.5)	(240.5)

(0.19)	(0.18)	Basic and diluted net loss per ordinary share	(0.69)	(0.51)
469.5	474.6	Basic and diluted weighted average number of ordinary shares outstanding (in millions)	468.1	473.1

Unaudited Non-GAAP Financial Information – EBITDA

Three Months Ended September 30		Non-GAAP Financial Information Reconciliation Schedule	Nine Months Ended September 30
2007 U.S.$m	2008 U.S.$m		2007 U.S.$m	2008 U.S.$m

(87.4)	(83.5)	Net loss	(321.5)	(240.5)
26.8	32.9	Net interest expense	79.6	100.9
(2.8)	3.1	Provision for/(benefit from) income taxes	3.2	7.7
27.5	18.0	Depreciation and amortization	141.7	52.1
(1.2)	(0.2)	Amortized fees	(9.6)	(2.5)
(37.1)	(29.7)	EBITDA	(106.6)	(82.3)

Three Months Ended September 30		Non-GAAP Financial Information Reconciliation Schedule	Nine Months Ended September 30
2007 U.S.$m	2008 U.S.$m		2007 U.S.$m	2008 U.S.$m
(37.1)	(29.7)	EBITDA	(106.6)	(82.3)
8.9	12.1	Share-based compensation	32.7	35.5
14.3	7.8	Other net charges	29.2	13.4
(0.2)	8.2	Net investment (gains)/losses	(1.5)	11.0
—	—	Net charge on debt retirement	18.8	—
(14.1)	(1.6)	Adjusted EBITDA	(27.4)	(22.4)

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net loss plus or minus depreciation and amortization of costs and revenues, provisions for income tax and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, other net charges, net investment gains or losses and net charge on debt retirement.  EBITDA and Adjusted EBITDA are not presented as, and should not be considered alternative measures of, operating results or cash flow from operations, as determined in accordance with U.S. GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled, “Non-GAAP Financial Information Reconciliation Schedule.”

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2007 U.S.$m	September 30 2008 U.S.$m
Assets
Current Assets
Cash and cash equivalents	423.5	444.1
Restricted cash — current	20.1	20.2
Investment securities — current	276.9	54.3
Prepaid and other current assets	195.9	232.8
Total current assets	916.4	751.4

Non-Current Assets
Intangible assets, net	457.6	512.9
Property, plant and equipment, net	328.9	333.1
Investment securities — non-current	22.5	8.8
Restricted cash — non-current	9.5	15.0
Other assets	46.5	46.0
Total Assets	1,781.4	1,667.2

Liabilities and Shareholders’ Deficit
Accounts payable, accrued and other liabilities	251.1	289.7
Long-term debt	1,765.0	1,765.0
Shareholders’ deficit(1) (see page 14)	(234.7)	(387.5)
Total Liabilities and Shareholders’ Deficit	1,781.4	1,667.2

 (1) Elan’s debt covenants do not require it to maintain or adhere to any specific financial ratios.  Consequently, the shareholders’ deficit has no impact on Elan’s ability to comply with its debt covenants.

Unaudited Consolidated U.S. GAAP Cash Flow Data

Three Months Ended September 30			Nine Months Ended September 30
2007 U.S.$m	2008 U.S.$m		2007 U.S.$m	2008 U.S.$m

(1.2)	1.1	Cash flows from operating activities	12.4	(13.5)
(12.2)	(11.0)	Movement on debt interest and tax	(110.1)	(85.3)
(20.6)	(8.4)	Working capital movement	9.0	(41.5)
(5.1)	(87.5)	Net purchases of tangible and intangible assets	(18.0)	(110.7)
(10.9)	19.0	Net proceeds from sale of investments	(8.5)	224.2
2.0	—	Net proceeds from product divestment	4.0	2.0
6.8	13.0	Cash flows from financing activities	(608.6)	51.6
—	(10.1)	Restricted cash movement	(6.0)	(6.2)
(41.2)	(83.9)	Net cash movement	(725.8)	20.6
826.0	528.0	Beginning cash balance	1,510.6	423.5
784.8	444.1	Cash and cash equivalents at end of period	784.8	444.1

Summary

Total revenue increased by 53% in the third quarter of 2008 to $270.1 million, compared to the same period in 2007. Revenue from the Biopharmaceuticals business grew by 85% while revenue from the Elan Drug Technologies (EDT) business increased by 3%. The increase in revenue from the Biopharmaceuticals business was driven by a strong performance from Tysabri, with Elan’s recorded sales increasing 159% to $164.5 million in the third quarter of 2008 from $63.5 million in the third quarter of 2007. Total in-market sales of Tysabri were $237.0 million in the third quarter 2008, an increase of 154% over the $93.3 million recorded in the same quarter of 2007.

The gross margin was $136.0 million for the third quarter of 2008, compared to $92.0 million for the same quarter of 2007. The increased gross margin principally reflects higher sales of Tysabri.

Although total revenue increased by 53%, selling, general and administrative (SG&A) expenses declined by 6%, reflecting reduced sales and marketing costs and amortization expense relating to Maxipime and Azactam, and the operating leverage associated with Tysabri. Total research and development (R&D) expense increased by 53% primarily related to the advancement of Elan’s Alzheimer’s disease programs in the clinic.

The net loss for the third quarter of 2008 decreased by 4% to $83.5 million from $87.4 million in the third quarter of 2007. The decrease in the net loss was primarily due to the 53% increase in revenues and related gross margin, which more than offset the increased investment in R&D and a higher net interest expense.  Excluding other charges and R&D expenses, Elan recorded an operating profit of $58.5 million in the quarter, an improvement over the $9.7 million recorded in the same quarter last year, driven by a 53% increase in revenues and improved operating margins, compared to the third quarter of 2007.

During the quarter, Elan completed an evaluation of the strategic options for a more formal separation of Elan’s Drug Technology business.  A number of parties expressed considerable interest in participating in the future success of the EDT business, sharing Elan’s excitement for its potential, based on EDT’s current established portfolio of products, its pipeline, its unique platform of technologies and its strong management team.  However, given the recent dislocation and uncertainty in the financial and credit markets, Elan has decided to retain the EDT business for the foreseeable future and to put in place structures to allow EDT to develop and grow as an independent wholly owned subsidiary of Elan.  Included in other charges is $7.3 million of deferred transaction costs in relation to the completion of this strategic evaluation.

Adjusted EBITDA

Adjusted EBITDA losses for the third quarter of 2008 were $1.6 million, compared to $14.1 million in the same period of 2007.  The improvement principally reflects the 53% increase in revenues and related gross margin, partially offset by increased R&D investment. Tysabri contributed over $40 million in Adjusted EBITDA in the third quarter of 2008, compared to Adjusted EBITDA losses of $7.1 million in the same quarter of 2007.

A reconciliation of negative Adjusted EBITDA to net loss from continuing operations, is presented in the table titled, “Unaudited Non-GAAP Financial Information – EBITDA,” included on page 3. Included at Appendices I and II are further analyses of the results and Adjusted EBITDA between the Biopharmaceuticals business and the EDT business.

Total Revenue

Total revenue for the third quarter of 2008 increased 53% to $270.1 million from $176.6 million in the same period of 2007, primarily driven by the strong growth of Tysabri.  Revenue from the Biopharmaceuticals business increased by 85% (see page 8), while revenue from the EDT business increased by 3% (see page 11). Revenue is analyzed below between revenue from the Biopharmaceuticals and EDT business units.

Three Months Ended September 30			Nine Months Ended September 30
2007 U.S.$m	2008 U.S.$m		2007 U.S.$m	2008 U.S.$m
107.4	198.9	Revenue from the Biopharmaceuticals business	323.6	518.0
69.2	71.2	Revenue from the EDT business	217.5	212.4
176.6	270.1	Total revenue	541.1	730.4

Revenue from the Biopharmaceuticals business

For the third quarter of 2008, revenue from the Biopharmaceuticals business unit increased by 85% to $198.9 million from $107.4 million in the third quarter of 2007.  The increase was driven primarily by strong growth in Tysabri, which more than compensated for reduced sales of Maxipime, which has been  adversely impacted by generic competition.

Three Months Ended September 30			Nine Months Ended September 30
2007 U.S.$m	2008 U.S.$m		2007 U.S.$m	2008 U.S.$m

		Product revenue
58.5	121.4	Tysabri – U.S.	141.1	307.0
5.0	43.1	Tysabri – Rest of world (ROW)	—	97.9
63.5	164.5	Total Tysabri	141.1	404.9
20.7	24.2	Azactam	62.9	76.1
19.2	5.7	Maxipime	106.7	24.0
3.0	4.2	Prialt	8.2	12.1
0.4	0.3	Royalties	0.6	0.9
106.8	198.9	Total product revenue	319.5	518.0

0.6	—	Contract revenue	4.1	—

107.4	198.9	Total revenue from Biopharmaceuticals business	323.6	518.0

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows:

Three Months Ended September 30			Nine Months Ended September 30
2007 U.S.$m	2008 U.S.$m		2007 U.S.$m	2008 U.S.$m
58.5	121.4	United States	141.1	307.0
34.8	115.6	ROW	72.7	289.7
93.3	237.0	Total Tysabri in-market net sales	213.8	596.7

For the third quarter of 2008, Tysabri in-market net sales increased by 154% to $237.0 million from $93.3 million in the same period of 2007, reflecting strong patient demand across global markets.  At the end of September 2008, approximately 35,500 patients were on therapy worldwide, comprising approximately 34,800 on commercial therapy and approximately 700in the multiple sclerosis (MS) clinical trials, representing an increase of 12% over the approximately 31,800 patients who were on therapy at the end of June 2008, and more than double the approximately 17,000 patients who were on therapy at the end of September 2007.

During the third quarter of 2008, approximately 3,700 net new patients were added, compared to approximately 3,000 in the third quarter of 2007, an increase of 23%, and compared to approximately 5,700 patients who were added in the second quarter of 2008.

Tysabri was developed and is being marketed in collaboration with Biogen Idec Inc. (Biogen Idec).  In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri.  Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the U.S. market.  Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.

Given the continued strong growth in Tysabri sales, we expect to pay a second milestone payment of $50.0 million to Biogen Idec in early 2009 in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion.

Tysabri – U.S.

MS

In the U.S. market, Elan recorded net sales of $121.4 million in the third quarter of 2008, an increase of 108% over $58.5 million in the same period of 2007.

As of the end of September 2008, approximately 3,200 doctors had enrolled patients and approximately 19,300 patients were on commercial therapy, which represents increases of 52% and 84%, respectively, since the end of September 2007.

Crohn’s Disease (CD)

On January 14, 2008, the U.S. Food and Drug Administration (FDA) approved the supplemental Biologics License Application for Tysabri, for the treatment of patients with CD, and Tysabri was launched in this indication at the end of the first quarter of 2008.

At the end of September 2008, approximately 200 Crohn’s disease patients were on therapy generating $1.2 million in revenue during the third quarter of 2008.

Tysabri – ROW

As previously mentioned, in the ROW market, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.  As a result, in the ROW market, Elan recorded net revenue of $43.1 million for the third quarter of 2008, compared to $5.0 million for the same period of 2007.  Elan’s net Tysabri ROW revenue is calculated as follows:

Three Months Ended September 30			Nine Months Ended September 30
2007 U.S.$m	2008 U.S.$m		2007 U.S.$m	2008 U.S.$m
34.8	115.6	ROW in-market sales by Biogen Idec	72.7	289.7
(35.3)	(63.4)	ROW operating expenses incurred by Elan and Biogen Idec	(95.1)	(180.9)
(0.5)	52.2	ROW operating profit/(loss) incurred by Elan and Biogen Idec	(22.4)	108.8
(0.3)	26.1	Elan’s 50% share of Tysabri ROW collaboration operating profit/(loss)	(11.2)	54.4
5.3	17.0	Elan’s directly incurred costs	11.2	43.5
5.0	43.1	Net Tysabri ROW revenue	—	97.9

As of the end of September 2008, approximately 15,300 patients, principally in the European Union (EU), were on commercial therapy, an increase of 14% over the approximately 13,400 who were on therapy at the end of June 2008, and an increase of 178% over the approximately 5,500 who were on therapy at the end of September last year.

Other Biopharmaceuticals products

Revenue from Azactam was $24.2 million in the third quarter of 2008, compared to $20.7 million in the same period of 2007, an increase of 17%, reflecting increased demand.  Azactam lost its patent exclusivity in October 2005 and its future sales are expected to be negatively impacted by generic competition. However, to date no generic form of Azactam has been approved.

Revenue from Maxipime decreased 70% to $5.7 million in the third quarter of 2008 from $19.2 million in the third quarter of 2007.  The decrease was principally due to the introduction of generic competition. The first generic cefepime hydrochloride was launched in June 2007, and additional generic forms of Maxipime have since been launched.  Elan expects that the generic competition will continue to adversely affect Elan’s revenues from, and gross margin for, Maxipime.

Revenue from Prialt was $4.2 million in the third quarter of 2008, compared to $3.0 million in the same period of 2007.  The increase is primarily due to higher demand for the product.

Revenue from the EDT business

Revenue from the EDT business unit increased by 3% to $71.2 million in the third quarter of 2008 from $69.2 million in the third quarter of 2007.

Three Months Ended September 30			Nine Months Ended September 30
2007 U.S.$m	2008 U.S.$m		2007 U.S.$m	2008 U.S.$m
		Product revenue
		Manufacturing revenue and royalties
15.1	16.8	Tricor®	42.2	45.6
10.6	10.9	Skelaxin®	28.1	28.3
7.5	8.5	Focalin® XR / RitalinLA®	23.0	25.7
5.2	5.6	Verelan®	20.5	16.8
2.6	3.2	Zanaflex	10.3	12.1
5.7	2.9	Diltiazem®	15.5	10.4
18.0	19.6	Other	58.3	58.5
64.7	67.5	Total manufacturing revenue and royalties	197.9	197.4

—	—	Amortized revenue – Adalat®	4.5	—
64.7	67.5	Total product revenue	202.4	197.4

		Contract revenue
1.1	0.3	Amortized fees	3.3	2.4
3.4	3.4	Research revenue and milestones	11.8	12.6
4.5	3.7	Total contract revenue	15.1	15.0

69.2	71.2	Total revenue from the EDT business	217.5	212.4

Manufacturing revenue and royalties comprise revenue earned from products manufactured for clients and royalties earned principally on sales by clients of products that incorporate Elan’s technologies. Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties in the third quarter of 2008 or 2007.  Of the total of $67.5 million (2007: $64.7 million) in manufacturing revenue and royalties, 50% (2007: 48%) consisted of royalties received on products that were not manufactured by Elan.

Potential generic competitors have challenged the existing patent protection for several of the products from which Elan earns manufacturing revenue and royalties. Elan and its clients defend the parties’ intellectual property rights vigorously. However, if these challenges are successful, Elan’s manufacturing revenue and royalties will be materially and adversely affected.

Additional analyses of the results between the Biopharmaceuticals and EDT business units are set out in Appendices I and II.  In the third quarter of 2008, EDT recorded Adjusted EBITDA of $26.9 million compared to $28.9 million in the third quarter of 2007.

Gross Margin

The gross margin was $136.0 million for the third quarter of 2008, compared to $92.0 million for the same quarter of 2007. The increased gross margin results principally from higher sales of Tysabri.

The total gross margin as a percentage of revenue was 50% in the third quarter of 2008, compared to 52% in the same period of 2007.  The decrease was due principally to the change in the mix of product sales, including the impact of Tysabri and Maxipime as described above.  The Tysabri gross margin was 44% in the third quarter of 2008, compared to 33% in the same period of 2007, reflecting the increased proportion of ROW revenues compared to the prior period.  The gross margin is impacted by the profit sharing and operational arrangements in place with Biogen Idec.  Elan’s gross margin on sales of Tysabri in the United States was approximately 38% in the third quarter of 2008, compared to 36% in the same period of 2007.

Operating Expenses

Selling, general and administrative

For the third quarter of 2008, SG&A expenses decreased 6% to $77.5 million from $82.3 million in the same period of 2007, principally reflecting reduced sales and marketing costs and amortization expense relating to Maxipime and Azactam, and the operating leverage associated with Tysabri, and can be analyzed as follows:

Three Months Ended September 30			Nine Months Ended September 30
2007 U.S.$m	2008 U.S.$m		2007 U.S.$m	2008 U.S.$m
51.4	54.8	Biopharmaceuticals	164.4	160.6
11.7	10.2	EDT	29.5	32.0
14.5	6.1	Depreciation and amortization	49.7	14.4
4.7	6.4	Share-based compensation	17.4	19.3
82.3	77.5	Total	261.0	226.3

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described on page 10.

Research and development

For the third quarter of 2008, R&D expenses increased 53% to $90.0 million from $59.0 million in the same period of 2007.  The increase was primarily due to increased expenses associated with the progression of Elan’s Alzheimer’s disease programs, including the advance of bapineuzumab into Phase 3 clinical trials and the advance of ELND-005 into Phase 2 clinical trials during the second half of 2007.

Other charges

For the third quarter of 2008, other net charges of $7.8 million were primarily related to the write-off of $7.3 million of deferred transaction costs related to the evaluation of the strategic options associated with the potential separation of EDT.  The total other net charges of $14.3 million in the third quarter of 2007 consisted of severance and restructuring charges that arose principally from the consolidation of Elan’s U.S. west coast locations, which resulted in the closure of the San Diego facility and the expansion of Elan’s operations in South San Francisco.

Net interest and investment gains and losses

For the third quarter of 2008, net interest and investment gains and losses increased to $41.1 million from the $26.6 million recorded for the third quarter of 2007.  This increase was primarily due to investment impairment charges and an increase in net interest expense. Investment impairment charges for the third quarter of 2008 were $7.8 million, compared to $0.5 million in the third quarter of 2007, primarily as a result of an impairment related to an investment in auction rate securities. Net interest expense for the third quarter of 2008 was $32.9 million, compared to $26.8 million in the third quarter of 2007, principally reflecting decreased interest income as a result of lower cash balances and reduced interest rates.

Movement in Shareholders’ Deficit

U.S.$m
Balance at June 30, 2008	(328.3)
Net loss for the period	(83.5)
Share-based compensation	12.4
Issuance of share capital	12.2
Other	(0.3)
Balance at September 30, 2008	(387.5)

Elan’s debt covenants do not require it to maintain or adhere to any specific financial ratios.  Consequently, the shareholders’ deficit has no impact on Elan’s ability to comply with its debt covenants.

Research and Development Update

During the course of 2008, Elan’s goal is to continue its progress throughout its R&D programs, including Alzheimer’s disease, Parkinson’s disease, MS and other neurodegenerative areas.

Alzheimer’s disease and other neurodegenerative diseases

Elan is focused on further enhancing its breakthrough basic and clinical research in Alzheimer’s disease, as well as other neurodegenerative diseases including MS and Parkinson’s disease. With bapineuzumab (AAB-001, a monoclonal antibody targeted against beta amyloid peptide), Elan and Wyeth continue to lead the field in immunotherapy for Alzheimer’s disease, conducting worldwide four Phase 3 clinical studies in patients with mild to moderate Alzheimer’s disease. With respect to ELND-005, an orally-administered therapeutic agent under active investigation by Elan and Transition Therapeutics, Inc. for Alzheimer’s disease, we have recently achieved the patient enrollment target of a Phase 2 clinical study in North America. Finally in Alzheimer’s disease, the development program for ELND-006, a small molecule gamma secretase inhibitor, has commenced with dosing in a Phase 1 clinical study.

ELND-002, a small molecule targeting alpha-4 integrins, is in Phase 1 testing with plans for additional early stage clinical testing in patients early next year.

In addition, Elan and Biogen Idec have initiated a Phase 1/2 clinical trial of Tysabri in oncology in patients with relapsed or refractory multiple myeloma.

In the post marketing setting, as previously reported by Elan and Biogen Idec on July 31, 2008, two additional cases of progressive multifocal leukoencephalopathy (PML) have occurred in Tysabri-treated MS patients who were not receiving concomitant immunomodulatory therapy. Elan and Biogen Idec, in conjunction with the FDA and the European Medicines Agency, have updated the full prescribing information for Tysabri to reflect this development.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, the incidence of serious adverse events associated with Tysabri (including any additional cases of PML), and the potential for the successful development and commercialization of additional products;, the potential of Elan’s other marketed products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of research and development activities including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan’s products (including, in particular, when Azactam will face generic competition); the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products; trade buying patterns; the impact of generic and branded competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernization Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with kickback and false claims laws including in respect to past practices related to the marketing of Zonegran® which are being investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services (the resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan); failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and in its Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission.  Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Three Months Ended September 30, 2007				Three Months Ended September 30, 2008
Biopharma- ceuticals	EDT	Total		Biopharma- ceuticals	EDT	Total
U.S.$m	U.S.$m	U.S.$m		U.S.$m	U.S.$m	U.S.$m
			Revenue
106.8	64.7	171.5	Product revenue	198.9	67.5	266.4
0.6	4.5	5.1	Contract revenue	—	3.7	3.7
107.4	69.2	176.6	Total revenue	198.9	71.2	270.1
57.0	27.6	84.6	Cost of goods sold	102.5	31.6	134.1
50.4	41.6	92.0	Gross margin	96.4	39.6	136.0

			Operating Expenses
70.3	12.0	82.3	Selling, general and administrative(1)	65.5	12.0	77.5
47.7	11.3	59.0	Research and development	78.1	11.9	90.0
14.1	0.2	14.3	Other net charges	7.8	—	7.8
132.1	23.5	155.6	Total operating expenses	151.4	23.9	175.3
(81.7)	18.1	(63.6)	Operating (loss)/income	(55.0)	15.7	(39.3)

18.2	9.3	27.5	Depreciation and amortization	9.2	8.8	18.0
(0.2)	(1.0)	(1.2)	Amortized fees	—	(0.2)	(0.2)
6.6	2.3	8.9	Share-based compensation	9.5	2.6	12.1
14.1	0.2	14.3	Other net charges	7.8	—	7.8
(43.0)	28.9	(14.1)	Adjusted EBITDA	(28.5)	26.9	(1.6)

 (1) General and corporate costs have been allocated between the two segments.

Appendix II

Nine Months Ended September 30, 2007				Nine Months Ended September 30, 2008
Biopharma- ceuticals	EDT	Total		Biopharma- ceuticals	EDT	Total
U.S.$m	U.S.$m	U.S.$m		U.S.$m	U.S.$m	U.S.$m
			Revenue
319.5	202.4	521.9	Product revenue	518.0	197.4	715.4
4.1	15.1	19.2	Contract revenue	—	15.0	15.0
323.6	217.5	541.1	Total revenue	518.0	212.4	730.4
152.5	87.6	240.1	Cost of goods sold	271.6	95.3	366.9
171.1	129.9	301.0	Gross margin	246.4	117.1	363.5

			Operating Expenses
229.0	32.0	261.0	Selling, general and administrative(1)	190.1	36.2	226.3
145.7	34.3	180.0	Research and development	209.3	35.4	244.7
77.9	3.5	81.4	Other net charges	13.4	—	13.4
452.6	69.8	522.4	Total operating expenses	412.8	71.6	484.4
(281.5)	60.1	(221.4)	Operating (loss)/income	(166.4)	45.5	(120.9)

114.7	27.0	141.7	Depreciation and amortization	24.0	28.1	52.1
(1.7)	(7.9)	(9.6)	Amortized fees	—	(2.5)	(2.5)
25.8	6.9	32.7	Share-based compensation	27.9	7.6	35.5
25.7	3.5	29.2	Other net charges	13.4	—	13.4
(117.0)	89.6	(27.4)	Adjusted EBITDA	(101.1)	78.7	(22.4)

 (1) General and corporate costs have been allocated between the two segments.